PANNONPLAST

INDUSTRIES PLC.
Chairperson - CEO
H-1225 Budapest, Nagytétényi út 216-218.
H-1780 Budapest, P.O.Box 51.
Phone: (36-1) 207-1936, (36-1) 207-1928
Telefax: (36-1) 207-1525
drfeher@pplast.datanet.hu
www.pannonplast.hu

02028074

Securities ... ission
Office of Int... ...orate Finance
450 Fifth Str..., N.W.
Washington, D.C. 20549
Stop 3-9

SUPPL

02 MAR 27 AM 10:

Budapest, 1st March, 2002

Re: Pannonplast Rt. (the "Company") - File No. 82-4548

Ladies and Gentlemen:

Enclosed please find the following document regarding the Company:

Announcement regarding AGM

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

PROCESSED
APR 10 2002
THOMSON FINANCIAL

If you have any further questions or comments, please contact us.

Sincerely,

Dr. Erzsébet Fehér

dlw 4/1

Enclosure

ANNOUNCEMENT
The Board of Directors of
PANNONPLAST Industries Public Limited Company
(1225 Budapest, Nagytétényi út 216-218)
kindly informs its shareholders
that according to the BOD resolution of February 28, 2002
the Company's Annual General Meeting ("AGM")

WILL BE HELD AT 10:00 A.M., APRIL 29, 2002

The location of the AGM: the first floor Meeting Room of the Training and Leisure Center of the Company (1225 Budapest, Nagytétényi út 67.)

Agenda of the Annual General Meeting:

1 Report of the Board of Directors on the Company's operations in 2001.
2 Report of the Supervisory Board
3 Report of the Auditor
4 Approval of the 2001's business report, balance sheet, income statement, resolution on the profit appropriation and determination of dividend.
5 Amendment of Section 11.1., 11.2, 11.3., 13.1., 13.2., 36.o and 61 of the Articles of Association on the basis of Act CXX of 2001 on the capital markets and the regulations for listing, continued trading of the BSE, further the amendment of Section 37 to prolong the power of the BOD regarding capital increase.
6 Election of members of the BOD, establishment of their remuneration.
7 Election of members of the Supervisory Board, establishment of their remuneration.
8 Election of the Auditor, establishment of its remuneration.

The annual report and other submissions for the AGM are open for inspection in the Shareholder's Office within the headquarters of the Company (Budapest, Nagytétényi út 216-218) on business days between 8 a.m. and 4 p.m. from 26 March, 2002 or on the website www.pannonplast.hu, or, in the BSE Information Centre.

If the AGM **fails to have a quorum**, the BOD will **reconvene the AGM** in the same location and with the same agenda for **10:30** a.m. **29 April, 2002** (i.e. the originally announced day). This second meeting will have quorum to resolve on the issues of the original agenda irrespective of the number of those present.

Only those shareholders may cast votes at the AGM who are entered in the register of shareholders. The shareholders may attend and vote at the AGM either in person or through their proxy or authorized person.
The entitlement date is the fifth business day on the stock exchange prior to the date of the AGM, therefore the Company will close its Shareholders' Register at 10.00 a.m. on 22th April, 2002.

We ask our shareholders to register their attendance until 9:30 a.m. on the day of the AGM at the location of the meeting. We also ask them to **bring document for their identification and for certifying their rights of representation or present their Power of Attorney.**

The BOD of Pannonplast Plc.

Lual. M